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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 13E-4
                                (FINAL AMENDMENT)

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           HUMAN GENOME SCIENCES, INC.
                                (Name of Issuer)

                           HUMAN GENOME SCIENCES, INC.
                      (Name of Person(s) Filing Statement)

                 5 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2006
                         (Title of Class of Securities)

                                   444903 AA 6
                                   444903 AB 4
                      (CUSIP Number of Class of Securities)

                            WILLIAM HASELTINE, PH.D.
                             CHIEF EXECUTIVE OFFICER
                           HUMAN GENOME SCIENCES, INC.
                              9410 KEY WEST AVENUE,
                         ROCKVILLE, MARYLAND 20850-3338
                                  301-309-8504
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 WITH A COPY TO:

                              R.W. SMITH, JR., ESQ.
                        PIPER MARBURY RUDNICK & WOLFE LLP
                             36 SOUTH CHARLES STREET
                            BALTIMORE, MARYLAND 21201
                                  410-539-2530

                                DECEMBER 13, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
   Transaction Valuation                                  Amount of Filing Fee
--------------------------------------------------------------------------------
      $324,687,500(1)                                          $64,937.50
--------------------------------------------------------------------------------

(1) The total transaction value is based on the market price of the registrant's $125,000,000 aggregate principal amount of 5 1/2% Convertible Subordinated Notes Due 2006 to be converted.

Registration fee previously paid in connection with the Registrant's Registration Statement on Form S-4 filed on December 7, 1999.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     $90,264                    Filing Party:   Human Genome Sciences, Inc.
Form or Registration No.:   S-4 (File No. 333-92209)   Date Filed:     December 7, 1999


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       This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement filed on December 13, 1999 by Human Genome Sciences, Inc., a Delaware corporation, pursuant to Section 13(e) of the Securities Exchange Act in connection with its offer to convert up to $125,000,000 aggregate principal amount of its 5 1/2% Convertible Subordinated Notes Due 2006 (or such lesser number as are properly tendered) into shares of its common stock, par value $0.01, upon the terms and subject to the conditions set forth in Human Genome Sciences' Prospectus and Registration Statement on Form S-4 (File No. 333-92209) filed with the Securities and Exchange Commission and the related Letter of Transmittal dated December 13, 1999 (which together constitute the Offer). The Prospectus and the exhibits to the Registration Statement are incorporated by reference in this Schedule 13E-4.

       Items 8 and 9 of the Issuer Tender Offer Statement are hereby supplemented and amended by adding the following:

ITEM 8.       ADDITIONAL INFORMATION

       At 5:00 p.m., New York City time, on January 12, 2000, the Offer expired. Based on the information provided by The Bank of New York, a total of $118,285,000 in principal amount of the Notes were validly tendered and not withdrawn. Human Genome Sciences accepted all validly tendered Notes that were not withdrawn on or prior to January 12, 2000, upon the terms and subject to the conditions of the Offer. Holders received an additional $180 per $1,000 principal amount of Notes tendered, payable in shares of common stock, plus a cash payment for accrued interest and any fractional shares. In connection with the Offer, Human Genome Sciences (1) issued 127,061 shares of common stock as an inducement to convert the Notes, (2) issued 2,265,991 shares of common stock upon conversion of the Notes and (3) paid approximately $200,000 representing accrued interest and fractional shares. After giving effect to the Offer, $6,715,000 in principal amount of the Notes remain outstanding.

       A copy of the press release dated January 13, 2000 announcing the results of the Offer is attached hereto as Exhibit (a)(1), and is incorporated herein by reference.

ITEM 9.       MATERIAL TO BE FILED AS EXHIBITS.

              (a)(1) Press Release issued by the Company on January 13, 2000.


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                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2000

                                       HUMAN GENOME SCIENCES, INC.

                                       By: /s/ Steven C. Mayer
                                          --------------------------------
                                          Name:  Steven C. Mayer
                                          Title: Senior Vice President and Chief
                                                    Financial Officer





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                                  EXHIBIT INDEX

       (a)(1) Press Release issued by the Company on January 13, 2000.